MORGAN STANLEY DIRECT LENDING FUND

1585 BROADWAY

NEW YORK, NY 10036

December 3, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Morgan Stanley Direct Lending Fund

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), Morgan Stanley Direct Lending Fund, a Delaware corporation (the “Company”), has today filed the following documents:

1.	a copy of the Company’s fidelity bond (the “Bond”), which includes a statement as to the period for which the premium has been paid (attached as Exhibit A); and

2.	a certificate of the Secretary of the Company containing the resolutions of the Board of Directors of the Company, including a majority of directors who are not “interested persons” of the Company, as defined in Section 2(a)(19) of the 1940 Act, approving the form, type, coverage and amount of the Bond and a statement as to the period for which premiums have been paid (attached as Exhibit B).

Very truly yours,

MORGAN STANLEY DIRECT LENDING FUND

By:	/s/ Orit Mizrachi
Name:	Orit Mizrachi
Title:	Chief Operating Officer and Secretary

Your Great American Insurance Policy® 301 E. Fourth St., Cincinnati, OH 45202 0790FIC (01/20) © 2020 Great American Insurance Company 800-545-4269 GAIG.com Fidelity / Crime 21-34443-1 C1.1 P2

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 SDM-683 (Ed. 08/14) IMPORTANT NOTICE FIDELITY CRIME DIVISION CLAIMS Should this account have a potential claim situation, please contact: Fidelity & Crime Claims Department Great American Insurance Group Five Waterside Crossing Windsor, CT 06095 (860) 298-7330 (860) 688-8188 fax CrimeClaims@gaig.com 21-34443-1 C1.1 P3

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company
015466
TSB 5062c (Ed. 05 11)

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to May, 2011

Bond No. FS E512257 02 00

GREAT AMERICAN INSURANCE COMPANY
(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):
Morgan Stanley Direct Lending Fund

Principal Address:
1585 Broadway
New York, NY 10036

Item 2. Bond Period: from 12:01 a.m. on 10/22/2021 (month, day, year) to 12:01 a.m. on 10/25/2022 (month, day, year)

Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $ 10,000,000

Item 4. Subject to Sections **4** and **12** hereof,
the Single Loss Limit of Liability applicable to each of Insuring Agreements **(A)**, **(B)**, **(C)** and **(F)** is $ 5,000,000
and the single Loss Deductible applicable to each of Insuring Agreements **(A)**, **(B)**, **(C)** and **(F)** is $ 25,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss Limit of Liability	**Single Loss Deductible**
Insuring Agreement **(D)** - **Forgery or Alteration**	**$** 5,000,000	**$** 25,000
Insuring Agreement **(E)** - **Securities**	**$** 5,000,000	**$** 25,000
Coverage on Partners or Members	**$** Not Covered	**$** N/A
Optional Insuring Agreements and Coverages:		
Audit Expense	$ 25,000	$ 0
Computer Systems Fraud	$ 5,000,000	$ 25,000
Destruction of Data or Programs by Hacker	$ 5,000,000	$ 25,000
Destruction of Data or Programs by Virus	$ 5,000,000	$ 25,000
Facsimile Signatures	$ 5,000,000	$ 25,000
Fraudulent Transfer Instructions	$ 5,000,000	$ 25,000

Copyright, The Surety and Fidelity Association of America, 2011
TSB 5062c (Ed. 05/11)
(Page 1 of 18)

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company
015466

Investigative Claims Expense	$	25,000	$	0
Stop Payment	$	100,000	$	10,000
Unauthorized Signatures	$	100,000	$	10,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise. See Form FI 88 01 (10/11).

Item 6. The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section **12** is:

$5,000

Item 7. For the purposes of Insuring Agreement **B**, Property lodged or deposited in the following offices and premises is not covered:

N/A

Item 8. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)

FS E512257 01

Such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

Fidelity

(A) Loss resulting directly from dishonest or fraudulent acts committed by an employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1) to cause the Insured to sustain such loss; and

(2) to obtain an improper financial benefit for the Employee or another person entity. However, if some or all of the Insured's loss results directly or indirectly from:

(a) loans, that portion of the loss involving any loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500;

(b) trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

TSB 50 62c (Ed. 05/11)
Copyright, The Surety and Fidelity Association of America, 2011
(Page 2 of 18)

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 3 of 18 ) As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured. On Premises (B) (1) Loss of items enumerated in the definition of Property resulting directly from: (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or (b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in item 7 of the Declarations. (2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, provided that (a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and (b) the loss is not caused by fire. In Transit (C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of: (1) Messenger, or (2) a Transportation Company and being transported in an armored motor vehicle, or (3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following: (a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and (b) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and (c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements. Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed. 21-34443-1 C1.1 P6

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 4 of 18 ) Forgery or Alteration (D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original: (1) Negotiable Instrument (except an Evidence of Debt), (2) Certificate of Deposit, (3) Letter of Credit, (4) Withdrawal Order, (5) Receipt for the withdrawal of Property, or (6) Instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution, which (a) bears a handwritten signature which is a Forgery;or (b) is altered, but only to the extent the Forgery or alteration causes the loss. Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured's having relied on the items. A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature. Securities (E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others, (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original: (a) Certificated Security, (b) Deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property, (c) Certificate of Deposit; or (d) Evidence of Debt, which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen; 21-34443-1 C1.1 P7

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 5 of 18 ) (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or (3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extend the Counterfeit causes the loss. Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured's having relied on such items. A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature. Counterfeit Money (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office. GENERAL AGREEMENTS Nominees A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an insured and not named as an insured hereunder unless: (1) such loss is sustained by a nominee organized by an insured for the purpose of handling certain of its business transactions and composed exclusively of its employees; and (2) such insured is not a holding company. If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured. Additional Offices or Employees - Consolidation, Merger or Purchase of Assets - Notice B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period. If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which: (1) Has occurred or will occur in offices or premises, (2) Has been caused or will be caused by an employee or employees of such institution , or (3) Has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) Give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and 21-34443-1 C1.1 P8

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 6 of 18 ) (ii) Obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) Upon obtaining such consent, pay to the Underwriter an additional premium. Change of Ownership - Notice C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest. Representation of Insured D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond. Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material. Joint Insureds E. Only the first Named Insured can submit a claim under this bond, and shall act for all insureds. Payment by the Underwriter to the first Named Insured of loss sustained by any insured shall fully release the Underwriter on account of such loss. If the first Named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first Named Insured. Knowledge possessed or discovery made by any insured shall constitute knowledge or discovery by all insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one insured. Notice of Legal Proceedings Against Insured - Election to Defend F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter. The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense of the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense. If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond. If the Insured does not give the notices required in subsection (a) of Section 5. of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured. 21-34443-1 C1.1 P9

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 7 of 18 ) With respect to this General Agreement, subsections (b) and (d) of Section 5. of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5., the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement. Insured's Erisa Plans G. If any employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are employees or former employees of the Insured, the Plan shall be deemed an insured under this bond for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following: (1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter: (a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407(d)(1) of ERISA; or (b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds "employer securities" within the meaning of section 407(d)(1) of ERISA; (2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and (3) if more than one Plan subject to ERISA is an insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have. CONDITIONS AND LIMITATIONS Definitions Section 1. As used in this bond: (a) Certificate of Deposit means Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it. (b) Certificated Security means a a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is: (1) represented by Written instrument issued in bearer or registered form; (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations. 21-34443-1 C1.1 P10

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 8 of 18 ) (c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured. (d) Counterfeit means Written imitation of an actual valid original which is intended to deceive and to be taken as the Original. (e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured's Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor. (f) Employee means (1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and (i) whom the Insured directly compensates by wages, salaries or commissions, or (ii) who is compensated by an employment agency which is paid by the Insured for providing such person's services for work at or in the Insured's offices or premises covered hereunder; (2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured; (3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation; (4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one employee for all the purposes of this bond, excepting, however, the employee termination provisions of Section 13, and (5) a Partner or Member of the Insured, unless not covered as indicated in item 4 of the Declarations. (g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured. (h) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means: (1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of: (i) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and 21-34443-1 C1.1 P11

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 9 of 18 ) (ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond; provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and (2) as respects limited partners or Members the value of such limited partners' or Members' investment in the Insured. (i) Forgery means: (1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or (2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive. Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check. (j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms. (k) Letter of Credit means Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement. (l) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by the which the Insured assumes an existing creditor relationship. (m) Member means a natural person who has an ownership interest in a limited liability company. (n) Messenger means an employee while in possession of the Insured's Property away from the Insured's premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original employee. (o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency. (p) Negotiable Instrument means any writing: (1) signed by the maker or drawer; (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; (3) payable on demand or at a definite time; and 21-34443-1 C1.1 P12

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 10 of 18 ) (4) payable to order or bearer. (q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed. (r) Partner means a natural person who: (1) is a general partner of the Insured, or (2) is a limited partner and an employee (as defined in section 1(f)(1) of the bond) of the Insured. (s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated. (t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation. (u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services. (v) Withdrawal Order means a Written non-negotiable instrument, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein. (w) Written means expressed through letters or marks placed upon paper and visible to the eye. Exclusions Section 2. This bond does not cover: (a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E); (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit; (c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity or chemical or biological contamination; (d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A); (e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), or (E); 21-34443-1 C1.1 P13

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 11 of 18 ) (f) loss resulting from any violation by the Insured or by any employee (1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or (2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations; (g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a); (h) loss caused by an employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property; (i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A). (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended. (k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, identification, cash management or other cards: (1) in obtaining credit or funds, (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A); (l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A); (m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of: (1) kidnapping, (2) payment of ransom, 21-34443-1 C1.1 P14

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 12 of 18 ) (3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or (4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A); (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, except when covered under Insuring Agreement (A); (o) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A); (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F); (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2); (r) loss of Property while (1) in the mail, (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or (3) while located on the premises of any Messenger or Transportation Company, except when covered under Insuring Agreement (A); (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured; (t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages; (u) all fees, costs and expenses incurred by the Insured: (1) in establishing the existence of or amount of loss covered under this bond, or (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond; (v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages; (w) loss resulting directly or indirectly from the Insured's accepting checks payable to an organization for deposit into an account of a natural person; 21-34443-1 C1.1 P15

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 13 of 18 ) (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character; (y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only; (z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments; (aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized. (bb)loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property; (cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an insured who is not in collusion with such Employee, knows, or knew at anytime, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained. Discovery Section 3. This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known. Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond. Limit of Liability Section 4. Aggregate Limit Of Liability The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond. Upon exhaustion of the Aggregate Limit of Liability by such payments: (a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and 21-34443-1 C1.1 P16

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 14 of 18 ) (b) the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost. The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond. Single Loss Limit of Liability Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability. Single Loss Defined Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from: (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee is implicated, (b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an employee or not) resulting in damage to or destruction or misplacement of Property, (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an employee or not) or in which such person is implicated, or (d) any one casualty or event not specified in (a), (b) or (c) preceding. Notice/Proof - Legal Proceedings Against Underwriter Section 5. (a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof. (b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars. (c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith. (d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss. (e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law. 21-34443-1 C1.1 P17

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 15 of 18 ) (f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first Named Insured. Valuation Section 6. The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit. Money Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss. Securities The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration. If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage. Books of Account and Other Records In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records. Property other than Money, Securities or Records In case of loss of, or damage to, any property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration. Set-Off Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement(A). 21-34443-1 C1.1 P18

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 16 of 18 ) Assignment - Subrogation - Recovery - Cooperation Section 7. (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment. (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment. (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. (d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action. Cooperation Section 8. Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall: (a) submit to examination by the Underwriter and subscribe to the same under oath; (b) produce for the Underwriter's examination all pertinent records; and (c) cooperate with the Underwriter in all matters pertaining to any claim or loss. Anti-Bundling Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document. Other Insurance or Indemnity Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property, subject to Exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss. 21-34443-1 C1.1 P19

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 17 of 18 ) Covered Property Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations. Deductible Amount Section 12. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability. If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss. Termination or Cancelation Section 13. This bond terminates as an entirety upon occurrence of any of the following: (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond; (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond; (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials; (d) immediately upon the taking over of the Insured by another institution; (e) immediately upon exhaustion of the Aggregate Limit of Liability; or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations. If there is a Change in Control of an insured other than the first Named Insured, this bond immediately terminates as to that Insured only. This bond terminates as to any employee or any partner, officer or employee of any Electronic Data Processor - (a) as soon as any insured, or any director, Partner, Member or officer of an insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person. 21-34443-1 C1.1 P20

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Copyright, The Surety and Fidelity Association of America, 2011 TSB 50 62c (Ed. 05/11) (Page 18 of 18 ) Termination of this bond as to any insured terminates liability for any loss sustained by such insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination. In witness whereof, the Underwriter has caused this bond to be executed on the Declarations Page. 21-34443-1 C1.1 P21

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company
015466
FI 88 01 (Ed. 10 11)

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
TSB5062c	05-11		Financial Institution Bond No. 14	
SR5967e	10-87		Central Handling Of Securities	
SR6180d	07-09		New York Statutory Rider/Endorsement	
SR6196	12-93		Computer Systems Fraud Insuring Agreement	
SR6318	07-13		Amend Exclusions	
SR6332	07-17		Rider	
FI7344	08-15		General Rider - Unauthorized Signatures	1
FI7344	08-15		General Rider - Amended Definition of Employee	2
FI7319	08-15		Investigative Claims Expense	3
FI7325	08-15		Facsimile Signatures	4
FI7329	08-15		Stop Payment Order	5
FI7353	09-16		Fraudulent Transfer Instructions	6
FI7354	08-16		Revision To Insuring Agreement A	7
FI7356	08-16		Automatic Coverage For Certain Acquisitions	8
FI7357	08-16		Computer Hacker Rider	9
FI7358	08-16		Computer Virus Rider	10
FI7606	08-15		Audit Expense Rider	11
FI7339	06-14		Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion	12
FI7340	08-15		Economic And Trade Sanctions Clause	
FI7341	04-17		In-Witness Clause	

* If not at inception

FI 88 01 (Ed. 10/11) (Page 1 of 1)

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 RIDER SR 5967e (Ed. 10 87) Revised October, 1987 SR 5967e (Ed. 10/87) (Page 1 of 1 ) To be attached to and form part of Financial Institution Bond, Standard Form No. 14 No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities: SCHEDULE Depository Location Covered All Depositories Used by the Insured No Exception 2. Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Depository. 3. The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign its rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter. 4. If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in Part 3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter. 5. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. Accepted: CENTRAL HANDLING OF SECURITIES For use with Financial Institution Bonds, Standard Forms Nos. 14, 24 and 25 to schedule the premises of depositories. 21-34443-1 C1.1 P23

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 RIDER/ENDORSEMENT SR 6180d (Ed. 07 09) Copyright, The Surety and Fidelity Association of America, 2009 SR 6180d (Ed. 07/09) (Page 1 of 3 ) To be attached to and form part of Financial Institution Bond Standard Form No. 14, No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. Part (a) of the section entitled "Termination or Cancelation" of this Bond/Policy is deleted and cancelation of this Bond/Policy by the Underwriter/Company is subject to the following provisions: a. If this Bond/Policy has been in effect for 60 days or less, the underwriter/company may cancel this Bond/Policy by mailing or delivering to the first Named Insured written notice of cancelation at least: (1) 20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below. (2) 15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons: (i) nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due; (ii) conviction of a crime arising out of acts increasing the hazard insured against; (iii) discovery of fraud or material misrepresentation in the obtaining of the Bond/Policy or in the presentation of a claim; (iv) after issuance of the Bond/Policy or after the last renewal date, discovery of an act or omission, or a violation of a Bond/Policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current Bond/Policy period; (v) material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the Bond/Policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the Bond/Policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the Bond/Policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the Bond/Policy was issued or last renewed; (vi) required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public; (vii) a determination by the Superintendent that the continuation of the Bond/Policy would violate, or would place us in violation of, any provision of the Insurance Code; or 21-34443-1 C1.1 P24

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Revised to July, 2009 Copyright, The Surety and Fidelity Association of America, 2009 SR 6180d (Ed. 07/09) (Page 2 of 3 ) (viii) where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the Insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first Named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department. b. If this Bond/Policy has been in effect for more than 60 days, or if this Bond/Policy is a renewal or continuation of a Bond/Policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph 2. above, provided the underwriter/company mails the first Named Insured written notice at least 15 days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due. c. The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first Named Insured at the address shown in the Bond/Policy and to the authorized agent or broker. d. If this Bond/Policy is canceled, the underwriter/company will send the first Named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund. e. If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter/company may cancel this entire Bond/Policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this Bond/Policy. 2. Renewal or nonrenewal of this Bond/Policy by the Underwriter/Company is subject to the following provisions: a. If the underwriter/company decides not to renew this Bond/Policy, it will send notice as provided in paragraph c. below. b. If the underwriter/company conditionally renews this Bond/Policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below. c. If the underwriter/company decides not to renew this Bond/Policy, or to conditionally renew this Bond/Policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first Named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the Bond/Policy or, the anniversary date if this is a continuous Bond/Policy. d. Notice will be mailed or delivered to the first Named Insured at the address shown in the Bond/Policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice. e. Notice will include the availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes. f. If the underwriter/company violates the provisions of paragraph c. above by sending the first Named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice: 21-34443-1 C1.1 P25

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 Revised to July, 2009 Copyright, The Surety and Fidelity Association of America, 2009 SR 6180d (Ed. 07/09) (Page 3 of 3 ) (1) prior to the expiration date of the Bond/Policy, coverage will remain in effect at the same terms and conditions of this Bond/Policy at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered, unless the first Named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the Insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or (2) on or after the expiration date of this Bond/Policy, coverage will remain in effect at the same terms and conditions of this Bond/Policy for another required Bond/Policy period, at the lower of the current rates or the prior period's rates, unless the first Named Insured, during this additional required Bond/Policy period, has replaced the coverage or elects to cancel. g. The underwriter/company need not send notice of nonrenewal or conditional renewal if the first Named Insured, its authorized agent or broker or another insurer of the first Named Insured mails or delivers notice that the Bond/Policy has been replaced or is no longer desired. New York Statutory Rider/Endorsement For use with Financial Institution Bonds, Standard Forms Nos. 14, 15, 24 and 25, and Excess Bank Employee Dishonesty Bond, Standard Form No. 28, and Computer Crime Policy for Financial Institutions to comply with statutory requirements. 21-34443-1 C1.1 P26

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 RIDER SR 6196 (Ed. 12 93) Adopted December, 1993 SR 6196 (Ed. 12/93) (Page 1 of 2 ) To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FS E512257 02 00 in favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. The attached bond is amended by adding an Insuring Agreement as follows: COMPUTER SYSTEMS FRAUD Loss resulting directly from a fraudulent (1) entry of Electronic Data or Computer Program into, or (2) change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by the General Agreement B of this bond; provided that the entry or change causes (i) Property to be transferred, paid or delivered, (ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or (iii) an unauthorized account or a fictitious account to be debited or credited In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement. 2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added: DEFINITIONS (A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data; (B) Computer System means (1) computers with related peripheral components, including storage components wherever located, (2) systems and applications software, (3) terminal devices, and 21-34443-1 C1.1 P27

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 COMPUTER SYSTEMS FRAUD INSURING AGREEMENT FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25 Adopted December, 1993 SR 6196 (Ed. 12/93) (Page 2 of 2 ) (4) related communication networks by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved; (C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media. EXCLUSIONS (A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract; (B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal; (C) loss resulting directly or indirectly from (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or (2) failure or breakdown or electronic data processing media, or (3) error or omission in programming or processing; (D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who has authorized access to the customer's authentication mechanism; (E) loss resulting directly or indirectly from the theft of confidential information. SINGLE LOSS LIMIT OF LIABILITY All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. 3. The exclusion below, as found in the attached bond, does not apply to the Computer System Fraud Insuring Agreement. "loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A)"; 4. This rider shall become effective as of 12:01 a.m. on 10/22/2021. 21-34443-1 C1.1 P28

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 AMEND EXCLUSIONS SR 6318 (Ed. 07 13) Amend Exclusions For use with Financial Institution Bond Standard Form No. 14 To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. FS E512257 02 00 in favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. The attached bond is amended by deleting subsection (bb) of Section 2, Exclusions and by replacing it with the following: "loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the insured or held by the insured in any capacity including concurrently with another person." 2. The following Section is added to the Conditions and Limitations of this bond: "As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable) and expenses related to notifying affected individuals when the affected individuals' personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the insured's care, custody or control." 3. This rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. Copyright, The Surety & Fidelity Association of America, 2013 SR 6318 (Ed. 07/13) (Page 1 of 1) 21-34443-1 C1.1 P29

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 RIDER SR 6332 (Ed. 07/17) To be attached to and form part of Financial Institution Bond Standard Form No. 14 No. FS E512257 02 00 in favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. Exclusion (cc) is deleted in its entirety and replaced with the following: (cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply: (1) to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained; or (2) to loss caused by an Employee of an Insured that is located in New York who was convicted of a fraudulent or dishonest act prior to becoming employed by the Insured and the Insured made a determination to hire or retain such Employee utilizing the factors set out in Correction Law Article 23-A. 2. The third paragraph of the Termination or Cancelation Condition is deleted in its entirety and replaced with the following: This bond terminates as to any Employee, (a) as soon as any Insured, or any director or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person. Provided, however, this paragraph does not apply as to an Employee of an Insured that is located in New York if: (a) The dishonest act was committed by that Employee prior to becoming employed by the Insured, (b) the dishonest act resulted in a conviction; and (c) the Insured made a determination to hire or retain the Employee utilizing the factors set out in Correction Law Article 23-A. 3. This Rider does not apply to an Employee or loss caused by such Employee for whom there is a bar to employment established by law and the Insured has hired the Employee despite the bar. NEW YORK STATUTORY RIDER FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NO. 14, TO COMPLY WITH STATUTORY REQUIREMENTS. ADOPTED JULY 2017 © The Surety & Fidelity Association of America, 2017 SR 6332 (Ed. 07/17) (Page 1 of 1) 21-34443-1 C1.1 P30

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 44 (Ed. 08/15) RIDER NO. 1 FI 73 44 (Ed. 08/15) (Page 1 of 1) Unauthorized Signatures To be attached to and form part of Financial Institution Bond Standard Form No. 14 Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund 1. The attached bond is amended by adding as an additional paragraph to Insuring Agreement (D), Forgery or Alteration, the following: Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than the person whose name and signature is on file with the Insured as a signatory on such account, shall be deemed to be a Forgery under this Insuring Clause. It shall be a condition precedent to the Insured's right of recovery under this Coverage that the Insured shall have on the file signatures of all persons who are signatories on such account. 2. The limit of the underwriter's liability for such coverage (Unauthorized Signatures Coverage) shall be stated herein, subject to all the terms of this rider having reference thereto: Limit of Liability: $100,000 Deductible: $10,000 Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. 21-34443-1 C1.1 P31

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 44 (Ed. 08/15) RIDER NO. 2 FI 73 44 (Ed. 08/15) (Page 1 of 1) Amended Definition of Employee To be attached to and form part of Financial Institution Bond Standard Form No. 14 Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund Definitions Section 1. (f) is amended: Any officer, partner or Employee of a) an investment advisor, b) an underwriter (distributor), c) a transfer agent or shareholder accounting record-keeper, or d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. 21-34443-1 C1.1 P32

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 19 (Ed. 08/15) To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14, Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund In consideration of the premium charged, it is hereby understood and agreed that: 1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows: Investigative Claims Expense The Underwriter shall indemnify the Insured for reasonable expenses incurred by the Insured in establishing the existence and the amount of any direct loss covered by the Insuring Agreements of this bond, in excess of the applicable deductible amount, as stated in Item 4. of the Declarations. The reasonableness of such expenses shall be determined by the Underwriter, and shall not include internal corporate expenses of the Insured, such as employee wages. 2. Conditions and Limitations - Section 2. Exclusions, is amended as follows: Exclusion (u) is deleted in its entirety and replaced with the following: (u) all fees, costs and expenses incurred by the Insured: (1) in establishing the existence of or amount of loss covered under this bond unless specifically covered under this Insuring Agreement, or (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond; 3. The limit of the Underwriter's liability against such coverage shall be stated herein, subject to all the terms or this Rider having reference thereto: Limit of Liability: $ 25,000 Deductible: $ 0 4. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 5. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. RIDER NO. 3 INVESTIGATIVE CLAIMS EXPENSE FI 73 19 (Ed. 08/15) (Page 1 of 1) 21-34443-1 C1.1 P33

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 25 (Ed. 08/15) RIDER NO. 4 FACSIMILE SIGNATURES FI 73 25 (Ed. 08/15) (Page 1 of 2) To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14, Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows: Facsimile Signatures (G) Loss resulting directly from the fact that an Issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that (a) such facsimile signature is used on a document (1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or (2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument; and (b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and (c) this Insuring Agreement shall not apply to any Certificated Securities which are counterfeit. 2. Conditions and Limitations - Section 2. Exclusions, the following Exclusions as found in the attached bond shall not apply to this Insuring Agreement. loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E); 21-34443-1 C1.1 P34

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 25 (Ed. 08/15) (Page 2 of 2) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D), or (E); 3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 4. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. 21-34443-1 C1.1 P35

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 29 (Ed. 08/15) To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14, Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. In consideration of an additional premium included herein, this bond is extended to indemnify the Insured against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages: a. For having either complied with or failed to comply with any written notice of any depositor of the Insured or any Authorized Representative of such depositor to stop payment of any check or draft made or drawn by such deposit or any Authorized Representative of such depositor, or b. For having refused to pay any check or draft made or drawn by any depositor of the Insured or any Authorized Representative of such depositor. Provided always that: i. The Underwriter's liability under this Rider shall be limited to $ 100,000 for any one loss and in all during each Bond Period, subject to a Deductible of $ 10,000. ii. The term Bond Period as used in this Rider shall mean each period of twelve calendar months commencing the effective date of the attached bond. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 3. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. RIDER NO. 5 STOP PAYMENT ORDER FI 73 29 (Ed. 08/15) (Page 1 of 1) 21-34443-1 C1.1 P36

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 53 (Ed. 09/16) RIDER NO. 6 FRAUDULENT TRANSFER INSTRUCTIONS - SOCIAL ENGINEERING FI 73 53 (Ed. 09/16) (Page 1 of 3) To be attached to and form part of Financial Institution Bond, Standard Form No. 14, Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund 1. It is agreed that the following Fraudulent Transfer Instructions - Social Engineering Insuring Agreement is added to the above Bond: Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, or an Insured's account in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that (1) the fraudulent instruction purports, and reasonably appears, to have originated from: (a) such Customer; (b) an Employee acting on instructions of such Customer; (c) another financial institution acting on behalf of such Customer with authority to make such instructions; (d) a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or an Employee or by an individual acting in collusion with such person; or (e) a person purporting to be an employee of a Vendor that has a pre-existing arrangement or Written agreement to provide goods or services to the Insured or by an individual acting in collusion with such person; provided, however, that such fraudulent instruction shall not include any such instruction transmitted by an actual employee of a Vendor who was acting in collusion with any third party in submitting such instruction; but which instructions were not actually made by a director, officer, partner, member or sole proprietor or Employee of the Insured or by an employee of a Vendor; and (2) the sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and (3) the sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and (4) the instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and (5) for any transfer exceeding the amount set forth in Item 9 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and 21-34443-1 C1.1 P37

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 53 (Ed. 09/16) (Page 2 of 3) (6) the Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer. 2. As used in this Rider, Customer means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction. 3. As used in this Rider, Vendor means an entity or natural person that has provided goods or services to the Insured under a genuine pre-existing: (1) Written agreement; or (2) other arrangement. Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian or similar entity. 4. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction. 5. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement: (1) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; (2) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the internet, unless: (a) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or (b) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured. (3) loss as a result of loss of any investment in securities, ownership in any corporation, partnership, real property, or similar instrument (whether or not such investment is genuine); (4) loss due to the failure, malfunction, illegitimacy, inappropriateness or inadequacy of any product or service; (5) loss as a result of the failure of any party to perform, in whole or in part, under any contract; provided, however, that this exclusion shall not apply to any loss directly or indirectly resulting from the type of fraudulent transfer covered by this Insuring Agreement; (6) loss due to any person or party's use of or acceptance of any credit, debit or charge card or similar card or instrument (whether or not genuine); (7) loss resulting from any gambling, game of chance, lottery or similar game; (8) loss as a result of any actual, alleged or attempted kidnap or extortion or ransom demand; or (9) loss as a result of loss of, or damage to, Money or securities while in the mail or in the custody of any carrier for hire, including, but not limited to, any armored motor vehicle company. 6. Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond. 21-34443-1 C1.1 P38

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 53 (Ed. 09/16) (Page 3 of 3) 7. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss. 8. The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations. 9. The amount of any single transfer for which verification via a call back will be required is: $ 25,000 10. This rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. 21-34443-1 C1.1 P39

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 54 (Ed. 08/16) RIDER NO. 7 REVISION TO INSURING AGREEMENT A FI 73 54 (Ed. 08/16) (Page 1 of 1) To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14, Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. Insuring Agreement (A) Fidelity is deleted in its entirety and replaced by the following: Fidelity (A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent: (1) to cause the Insured to sustain such loss, or (2) to obtain financial benefit for the Employee or another person or entity. Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee. However, where the proceeds of a dishonest or fraudulent act committed by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein. Salaries commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other Employee benefits shall not constitute improper financial benefit. The term Trading as used in this Insuring Agreement shall be deemed to mean buying or selling or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like. The term Loan as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein. 3. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. 21-34443-1 C1.1 P40

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 56 (Ed. 08/16) To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14, Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. The General Agreement entitled "Additional Offices or Employees - Consolidation, Merger or Purchase of Assets - Notice" is hereby amended to include the following: Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current Bond Period provided that: (a) the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than % of the assets of all Insureds, or $50,000,000 on the date of such consolidation, merger, purchase or acquisition, and (b) the consolidation, merger, purchase or acquisition was not through a regulatory-assisted transaction, and (c) the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition, and (d) the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of the type payable under this bond in an amount exceeding the Single Loss Deductible Amount shown in Item 4. of the Declarations during the preceding three years, and (e) notice to the Underwriter is given within 90 days after the date of such consolidation, merger, purchase or acquisition. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 3. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. RIDER NO. 8 AUTOMATIC COVERAGE FOR CERTAIN ACQUISITIONS FI 73 56 (Ed. 08/16) (Page 1 of 1) 21-34443-1 C1.1 P41

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 57 (Ed. 08/16) To be attached to and form part of FINANCIAL INSTITUTION BOND NO. 14, Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows: Destruction Of Data Or Programs By Hacker Loss resulting directly from the malicious destruction of, or damage to Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured. The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured. In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability. 2. Definition: (a) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media. 3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated. 4. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. RIDER NO. 9 COMPUTER HACKER RIDER FI 73 57 (Ed. 08/16) (Page 1 of 1) 21-34443-1 C1.1 P42

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 58 (Ed. 08/16) To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14, Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows: Destruction Of Data Or Programs By Virus Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used. The Liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured. In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability. 2. Definition: (a) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media. 3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated. 4. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. RIDER NO. 10 COMPUTER VIRUS RIDER FI 73 58 (Ed. 08/16) (Page 1 of 1) 21-34443-1 C1.1 P43

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 76 06 (Ed. 08/15) RIDER NO. 11 AUDIT EXPENSE RIDER FI 76 06 (Ed. 08/15) (Page 1 of 1) To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14, Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund It is agreed that: 1. Insuring Agreement (A) Fidelity is amended by adding an additional paragraph as follows: Audit Expense Coverage $ 25,000. (for coverage to apply, an amount must be inserted) Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) Fidelity shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the Declarations. 2. Conditions and Limitations - Section 2. Exclusions, is amended as follows: Exclusion (d) is deleted in its entirety and replaced with the following: (d) loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of any Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured; Exclusion (u) is deleted in its entirety and replaced with the following: (u) all fees, costs and expenses incurred by the Insured: (1) in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) Fidelity entitled Audit Expense, or (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond; 3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 4. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. 21-34443-1 C1.1 P44

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 39 (Ed. 06/14) To be attached to and form part of Financial Institution Bond Standard Form No. 14 Bond No. FS E512257 02 00 In favor of Morgan Stanley Direct Lending Fund This Rider amends the section entitled "Exclusions": This bond does not cover: 1. Loss of virtual or on-line peer to peer mediums of exchange. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 3. This Rider shall become effective as of 12:01 a.m. on 10/22/2021 standard time. RIDER NO. 12 VIRTUAL OR ON-LINE PEER TO PEER MEDIUMS OF EXCHANGE EXCLUSION FI 73 39 (Ed. 06/14) (Page 1 of 1) 21-34443-1 C1.1 P45

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 FI 73 40 (Ed. 08/15) FI 73 40 (Ed. 08/15) THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY. ECONOMIC AND TRADE SANCTIONS CLAUSE This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance. 21-34443-1 C1.1 P46

R * B0 * 10/25/2021 * FS E512257 02 00 Great American Insurance Company 015466 In Witness Clause FI 73 41 (Ed. 04/17) Copyright Great American Insurance Co., 2009 FI 73 41 (Ed. 04/17) In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative. PRESIDENT SECRETARY 21-34443-1 C1.1 P47

Exhibit B

CERTIFICATE OF THE SECRETARY OF

MORGAN STANLEY DIRECT LENDING FUND

THE UNDERSIGNED, Orit Mizrachi, the duly appointed Chief Operating Officer and Secretary of Morgan Stanley Direct Lending Fund (the “Company”), a non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the 1940 Act, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Operating Officer and Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Annex A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the directors of the Company who are not “interested persons” of the Company, as such term is defined in the 1940 Act, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period October 22, 2021 to October 25, 2022.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 3rd day of December, 2021.

By:	/s/ Orit Mizrachi
Name:	Orit Mizrachi
Title:	Chief Operating Officer and Secretary

Annex A

RESOLVED, that, having considered all factors deemed relevant by the Board of Directors (the “Board”) of Morgan Stanley Direct Lending Fund (the “Company”), including, but not limited to: (i) the expected aggregate value of the securities and funds of the Company to which officers or employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities); (ii) the type and terms of the arrangements made for the custody of such securities and funds; (iii) the nature of securities and other investments to be held by the Company; (iv) the accounting procedures and controls of the Company; (v) the nature and method of conducting the operations of the Company and (vi) the requirements of Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17g-1 thereunder, the Board, including a majority of the directors of the Company who are not “interested persons” of the Company, as such term is defined in the 1940 Act, hereby determines that the amount, type, form, portion of the premium to be paid by the Company and coverage of the fidelity bond, in substantially the form discussed at the meeting, covering, among others, the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, is fair and reasonable, and the fidelity bond, in substantially the form discussed at the meeting, be, and it hereby is, approved; and it is further

RESOLVED, that the officers of the Company be, and each hereby is, authorized and empowered to negotiate and enter into such fidelity bond or bonds in at least the amount of coverage discussed at the meeting, that name the Company as an insured under such bond in substantially the form discussed at the meeting with such modifications as the officer executing such bond, with the advice of counsel, deems necessary or advisable, or as may be required to conform with the requirements of applicable law, including the 1940 Act, such determination to be conclusively evidenced by the execution and delivery thereof; and it is further

RESOLVED, that the Chief Operating Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.